EXHIBIT 21

Subsidiaries of the Registrant

Father Fish, Inc. is a Florida corporation and a wholly-owned subsidiary of Rainbow Coral Corp.

Rainbow Bioscience, LLC. is a Texas limited liability corporation and a wholly-owned subsidiary of Rainbow Coral Corp.